ANTISENSE THERAPEUTICS

21 October 2005

05012285

SEC MAIL RECEIVED PROCESSING
NOV 03 2005
WASH. D.C. 203 SECTION

Securities and Exchange
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
13 October 2005	ASX	Resignation of Development Director	1
14 October 2005	ASX	Appendix 4C – Quarterly Cash flow Report	5
19 October 2005	ASX	Chairman's Address & Managing Director's Presentation	19
20 October 2005	ASX	Results of Annual General Meeting: 20 October 2005	2

Yours sincerely

Kathryn Andrews
Chief Financial Officer

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Encl.

ANTISENSE THERAPEUTICS

13 October 2005

Antisense Therapeutics Ltd advises that the Company's Development Director, Dr Jega Iswaran, has resigned from his employment with the Company.

The Directors of Antisense Therapeutics thank Jega for his contribution and commitment over the last 4 years, and wish him well in his new endeavours.

The Company's clinical development program and associated activities will be overseen by the Development Manager, Nuket Desem.

Nuket Desem joined Antisense Therapeutics in July 2004. Prior to this, Nuket was a Senior Associate in the Regulatory, Development and Commercialisation Division of Kendle Pty Ltd. Nuket has over 15 years experience in pharmaceutical R&D and Regulatory Affairs including 10 years at CSL Ltd.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN	Quarter ended ("current quarter")
41 095 060 745	30 SEPTEMBER 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		96	96
	GST Collected		2	2
1.2	Payments for	(a) staff costs	(478)	(478)
		(b) advertising and marketing		
		(c) research and development	(412)	(412)
		(d) leased assets		
		(e) other working capital *	(121)	(121)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		114	114
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	- Income Tax refund		-	-
	Net operating cash flows		(800)	(800)

* *Includes GST paid to suppliers.*

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(800)	(800)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1)	(1)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
		-	-
	(d) physical non-current assets	-	-
		-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1)	(1)
1.14	**Total operating and investing cash flows**	(801)	(801)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other - costs relating to issue of shares	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(801)	(801)
1.21	Cash at beginning of quarter/year to date	8,821	8,821
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	8,020	8,020

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	199
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries, payroll tax and superannuation of $128,351 (YTD: $128,351).
(b) Dr Stanley Crooke, a director of the Company is also a director of Isis Pharmaceuticals Inc ("Isis"). A total amount of $28,560 (YTD: $28,560) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $42,374 (YTD: $42,374) was paid to the MCRI for facilities provided and services performed by them for ATL.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not applicable.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	2,020	2,821
4.2 Deposits at call	6,000	6,000
4.3 Bank overdraft	-	-
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.23)	8,020	8,821

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not applicable	Not applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Mark Diamond Date: 14 October 2005

Print name: Mark Diamond

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ANTISENSE THERAPEUTICS

19 October 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

CHAIRMAN'S ADDRESS AND MANAGING DIRECTOR'S PRESENTATION

Please find enclosed the Chairman's address to shareholders and the presentation to be made by the Managing Director at Antisense Therapeutics Limited's Annual General Meeting on 20th October 2005.

Yours sincerely

Mark Diamond
Managing Director

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

Antisense Therapeutics Limited
Annual General Meeting
20 October 2005
Chairman's Address to Shareholders

Ladies and Gentlemen, welcome to this 4th Annual General Meeting of the members of Antisense Therapeutics Limited.

Like most, if not all, Australian biotechnology companies, Antisense Therapeutics has worked through a difficult and very challenging year. A highlight in December 2004 was the initiation, on schedule, of the Phase IIa clinical trial of ATL1102, the Company's promising product for treatment of multiple sclerosis, but this was followed less than 3 months later by the Board's decision to halt the trial of that product. The Board acted decisively and correctly by immediately halting the trial of ATL1102 as soon as it received reports of potential serious side effects observed in two patients receiving Tysabri®, a product to treat MS which was already on the market and was made by Biogen Idec and Elan Corporation.

Our multiple sclerosis product is very different from the Biogen Idec and Elan product, Tysabri®, however both our product and theirs seek to inhibit the same immune system protein, VLA-4 which is believed to play a major role in both the onset and progression of the disease. Our Board was unanimous in its view that the only responsible decision was to halt our trial of ATL1102 even though it is a very different product from Tysabri®, has a very different mechanism of action and has given no indication that it might cause any side effects like those experienced by two patients on Tysabri®.

In a recent announcement made by Biogen Idec and Elan, they state that, after a comprehensive review, no new confirmed cases of the life-threatening disease known as PML have been identified and that the Tysabri® safety evaluation is now complete. Biogen/Elan has advised that it will be seeking approval from the U.S. Food and Drug Administration to reinstate Tysabri® on the market.

In May, our Company assembled a Medical Advisory Board comprised of eminent scientists and clinicians with specific multiple sclerosis experience from around the world. The Advisory Board's recommendations, which were summarised in an announcement to ATL shareholders in August 2005, included a recommendation that we continue development of ATL1102 for the treatment of MS and restart the Phase IIa clinical trial with additional safety monitoring of patients. Accordingly we are pleased to report that we are now in the process of seeking approvals from the relevant clinical trial regulators to restart the trial which our CEO, Mark Diamond will discuss in a bit more detail in a few moments.

Your Board and Management team believe we have weathered the worst of the storm and are now looking optimistically toward a brighter future for the Company. As Chairman, I wish to convey to all shareholders of the Company my complete confidence in the management team. Through these difficult times, they have remained professional, dedicated, hard-working and resilient. Importantly, they have met all key milestones on time and on budget. The Company is also fortunate to have many loyal shareholders who have remained with us despite the erosion in the Company's share price. If we obtain the requisite regulatory approvals to restart the ATL1102 clinical trial in coming months, we hope this restoration of value will be acknowledged by a very significant improvement in share price and consequently commensurate reward for the loyal shareholders who have remained with us through these difficult times. Our company is one of only a hand full of Australian biotechnology companies with a product which has already advanced to clinical trials. Accordingly, restarting Phase IIa clinical trials of ATL1102 will be a major value-adding event.

Whilst ATL1102 for MS is the Company's most advanced product, I stress that we are building a quality pipeline of antisense products. We have a strong and successful partner in the USA, Isis Pharmaceuticals Inc. who is the world leader in antisense technology and is a major shareholder in our Company. Our agreement with Isis provides us with exclusive worldwide rights to a suite of antisense compounds and intellectual property. Equally important is the ongoing technical support Isis provides to us for the development of these compounds.

At the conclusion of the formalities of the meeting, I will call on our Chief Executive Officer, Mark Diamond to provide you with further details about our product pipeline as well as a summary of all of the Company's activities and some insights into plans going forward. Again thanks to each of our loyal shareholders – we will be working very hard in the coming year to reward your loyalty.

Robert W. Moses
Chairman

ANTISENSE THERAPEUTICS

ASX:ANP

ANP Business

Create, develop and commercialize novel antisense pharmaceuticals for large and/or niche unmet markets

- *Multiple Sclerosis (MS), Psoriasis, Acromegaly, Diabetic Retinopathy*

Select targets where technology will provide clear competitive advantages

- *ANP have exclusive world wide license from Isis Pharmaceuticals Inc to 2nd generation antisense technology*

Antisense Technology - Proven Science

- Mature technology
- Product on the market (Vitravene^{TM})
- More than 20 compounds in clinical development
- Know how to

  Make drug - Isis plus other manufacturers

  Formulate drug - Multiple cGMP (accredited) manufactures

  Deliver drug - IV, SC, topical, aerosol, enema, intravitreal, oral

Quick, predictable and reliable drug development

Antisense technology - How it works...

Targeted therapy....Blocks disease-causing proteins from being produced


DNA
mRNA
Proteins
Transcription
Translation
Antisense
Drug
(Oligonucleotide)
D
I
S
E
A
S
E
Traditional Drug

A case study in the antisense value proposition

Isis Pharmaceuticals Inc (NASDAQ)

- Acknowledged world leader in Antisense Technology
- Drug on market – Vitravene™
- 12 products in development (including with partners)
  - 5 in Phase II and beyond
- Significant clinical experience
  - > 3500 patients treated
  - More than 1300 patients treated for multiple months
  - No drug failures due to clinical safety
- Broad patent estate and IP ownership in field
  - > 1400 granted patents

ANP - Product Research & Development Pipeline

ANP PRODUCT	STATUS
ATL1102 multiple sclerosis s.c. injection	Clinical Phase IIa
ATL1101 psoriasis topical	Clinical "Proof of Concept"
ATL1103 vision, acromegaly s.c. injection	Preclinical Efficacy
ATL1102 asthma inhaled	Preclinical Efficacy

ATL1102 for Multiple Sclerosis

Disease & Market

- Life-long chronic disease of the central nervous system
- Global drug sales of > US$4bn in 2004
- Need for more effective drug with less side effects

Product

- Antisense inhibitor of VLA-4 protein
- VLA-4; regulates lymphocyte passage into tissues including the central nervous system (brain)

ATL1102 for Multiple Sclerosis - Value Creation

	1998/99	2002	2004	2005
MILESTONE	Activity established in animal models of MS and Asthma	Completed pre-clinical safety studies for Phase I MS trial	Completed Phase I Clinical trial in MS	Submitted application to conduct Phase IIa trial in MS patients
OUTCOME	***Data presented at Scientific forums and published in peer reviewed Journal***	***ATL1102 acceptable safety profile for clinical development***	***ATL1102 safe and well tolerated in humans***	***Will determine the activity and safety of ATL1102 in MS patients***

ATL1101 for Psoriasis

Disease & Market

- Chronic non-contagious skin disorder
- Affects 1-2% of population
- Global drug sales forecast to exceed US$2 billion by 2007
- Need for more effective therapies

Product

- Antisense inhibitor of IGF-IR
- IGF-IR: regulates skin cell growth

ATL1101 for Psoriasis - Value Creation

	1999	2003	2004	2005
MILESTONE	Activity of injectable IGF-IR antisense established in animal model	Tested topical formulation of IGF-IR antisense in human psoriasis explants	Completed pre-clinical safety studies to support the Proof of Concept trial in psoriasis patients	Completed Proof of Concept trial
OUTCOME	*Data presented at Scientific forums and published in peer reviewed Journal*	*Activity of topical formulation confirmed (IGF-IR levels suppressed)* *Data presented at Scientific forums*	*ATL1101 acceptable safety profile for PoC clinical study*	*ATL1101 activity confirmed in patients with psoriasis*

ATL1103 for Growth & Sight Disorders

Growth - Acromegaly

- A disorder of excess growth hormone in adults associated with excess serum IGF-I
- Niche indication - affects 40,000* people
- High treatment costs (from A$14K-$33K/annum)
- Somatostatin analogue market leader: effective in ~ 60% of patients

** US, Europe and Japan*

ATL1103 for Growth & Sight Disorders

Sight - Diabetic Retinopathy

- Neovascularisation of the retina leading to blindness
- High prevalence: over 5 million Americans affected by diabetic retinopathy
- No approved drug treatments for diabetic retinopathy
- $Billion market potential

Product

- Antisense inhibitor to the Growth Hormone receptor (GHr)
- GHr; regulates GHr levels and an associated hormone, IGF-I

ATL1103 – Value Creation

- Activity of GHr antisense confirmed in animal models

  "GHr antisense suppresses IGF-I, a key marker for acromegaly" (2004)

  "GHr suppresses neovascularisation, a key marker for diabetic retinopathy" (2005)

  Data presented at International Scientific forums

- Study underway to confirm ATL1103 activity in primates; testing 3 potential human leads

  "Will confirm level of activity of human drug in suppressing IGF-I in monkeys"

Outlook

Project	Value Driver / Milestone	Timing
ATL1102 MS	• Start Phase IIa • Complete Phase IIa trial and report results • Partnering objective	2005 Forecast 1H'07 Concl Ph IIa
ATL1101 Psoriasis	• Assess development path	2005
ATL1103 Growth & Sight Disorders	• Select lead compound for preclinical toxicology	Early '06
ATL1102 Asthma	• Continue animal pharmacology investigations • Partner or move into development	2005 2006

Market Capitalisation: A$17M

Share price: $0.047

- 1 year price range: $0.145 (Jan'05) to $0.039 (May'05)

Key Shareholders

- Circadian 20%
- Syngene 15% (42% Circadian)
- Isis 11%

Cash reserves of $8M, no borrowings

ANP – Investment Fundamentals

Attractive product pipeline

- Clinically validated targets
- Mature, efficient, and predictable platform technology
- Products with platform based competitive advantages
- Significant market potential

Track record for hitting development milestones

- High quality and effective collaborations (Isis)
- Experienced management team

Near term milestones

- ATL1102; start Phase IIa trial
- ATL1101; assess development path
- ATL1103: select lead inhibitor for clinical development

ANTISENSE THERAPEUTICS

20 October 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Results of Annual General Meeting: 20 October 2005

As required by section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, the following statistics are provided in respect to each motion set out in the company's Notice of Annual General Meeting, which was lodged with the ASX on 14 September 2005.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Adoption of Remuneration Report

❑ Votes where the proxy directed to vote 'for' the motion	168,416,892
❑ Votes where the proxy was directed to vote 'against' the motion	548,730
❑ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	41,413,658
o Other	285,512
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	441,189

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Director – Dr Stanley Crooke

❑ Votes where the proxy directed to vote 'for' the motion	169,225,772
❑ Votes where the proxy was directed to vote 'against' the motion	85,000
❑ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	41,413,658
o Other	285,512
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	96,039

The motion was carried on a show of hands as an ordinary resolution.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

Re-election of Director – Dr Chris Belyea

▫ Votes where the proxy directed to vote 'for' the motion	169,118,849
▫ Votes where the proxy was directed to vote 'against' the motion	170,000
▫ Votes where the proxy may exercise a discretion how to vote:	
○ Chairman	41,413,658
○ Other	285,512
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	117,962

The motion was carried on a show of hands as an ordinary resolution.

Yours faithfully

Mark Diamond
Managing Director